04037670

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**



# FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from __________ to __________

Commission file number: ~~000-29180~~ 1-14596

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**Intrawest 401(k) Retirement Plan**
**Intrawest U.S. Holdings Inc.**
**221 Corporate Circle**
**Golden, CO 80401**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**Intrawest Corporation**
**Suite 800**
**200 Burrard Street**
**Vancouver, British Columbia**
**Canada-V6C3L6**
**(604) 669-9777**

**INTRAWEST 401(k) RETIREMENT PLAN**

Financial Statements and Supplemental Information

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

[redacted]

INTRAWEST 401(k) RETIREMENT PLAN

Table of Contents


| | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm | 1 |
| Statements of Net Assets Available for Plan Benefits December 31, 2003 and 2002 | 2 |
| Statements of Changes in Net Assets Available for Plan Benefits Years ended December 31, 2003 and 2002 | 3 |
| Notes to Financial Statements | 4 |
| **Supplemental Information** | |
| 1 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2003 | 9 |
| 2 Schedule H, Line 4a – Schedule of Delinquent Participant Contributions year ended December 31, 2003 | 10 |

**Report of Independent Registered Public Accounting Firm**

The Administrative Committee
Intrawest 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Intrawest 401(k) Retirement Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts, and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Intrawest 401(k) Retirement Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules for 2003 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2003 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2003 basic financial statements taken as a whole.

KPMG LLP

**KPMG LLP**

Denver, Colorado
July 8, 2004

**INTRAWEST 401(k) RETIREMENT PLAN**

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

| **Assets** | **2003** | **2002** |
|---|---|---|
| Investments: | | |
| Mutual funds | $ 35,924,328 | — |
| Common/collective trusts | 2,226,461 | — |
| Investment contract pooled separate accounts | — | 23,091,441 |
| Investment in the general assets of the New England Mutual Insurance Company | — | 7,187 |
| Intrawest Corporation common stock | 855,921 | 510,034 |
| Loans to participants | 1,185,776 | 1,261,965 |
| Total investments | 40,192,486 | 24,870,627 |
| Receivables: | | |
| Participant contributions | 91,556 | 131,759 |
| Employer contributions | 35,988 | 52,866 |
| Accrued Interest | 34 | — |
| Total receivables | 127,578 | 184,625 |
| Total assets | 40,320,064 | 25,055,252 |
| **Liabilities** | | |
| Other liabilities | 18,917 | 7,244 |
| Net assets available for plan benefits | $ 40,301,147 | 25,048,008 |

See accompanying notes to financial statements.

## INTRAWEST 401(k) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2003 and 2002

| | | 2003 | 2002 |
|---|---|---|---|
| Additions to net assets attributed to: | | | |
| Investment income (loss): | | | |
| Interest and dividend income | $ | 79,364 | 63,063 |
| Net realized and unrealized appreciation (depreciation) in the fair value of investments | | 6,392,361 | (3,793,715) |
| Other income | | — | 2,030 |
| Total investment income (loss) | | 6,471,725 | (3,728,622) |
| Contributions: | | | |
| Participant contributions | | 4,640,951 | 3,691,599 |
| Employer contributions | | 1,518,233 | 1,398,815 |
| Rollovers | | 5,027,315 | 39,513 |
| Total contributions | | 11,186,499 | 5,129,927 |
| Total additions | | 17,658,224 | 1,401,305 |
| Deductions: | | | |
| Benefit payments to participants | | 2,334,754 | 1,598,941 |
| Administrative expenses | | 70,331 | 27,085 |
| Total deductions | | 2,405,085 | 1,626,026 |
| Increase (decrease) in net assets available for plan benefits | | 15,253,139 | (224,721) |
| Net assets available for plan benefits: | | | |
| Beginning of year | | 25,048,008 | 22,851,702 |
| Transfer from Sandestin Resort & Club, Inc. Retirement Savings and Investment Plan (note 1) | | — | 2,421,027 |
| End of year | $ | 40,301,147 | 25,048,008 |

See accompanying notes to financial statements.

## (1) Description of Plan

The following description of the Intrawest 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

### *(a) General*

The Plan is a defined contribution plan established by Stratton Corporation (Stratton) in June 1978. All employees of the Stratton Corporation, Intrawest U.S. Holdings Inc., Snowshoe Mountain, Inc., Copper Mountain, Inc., Intrawest California Holdings, Inc., Mountain Creek Resort, Inc., Intrawest Resort Ownership U.S. Corp., Intrawest Retail Group, Inc., Intrawest Sandestin Company, LLC, Intrawest Golf Holdings, Inc., Intrawest Resorts, Inc., Intrawest Hospitality Management Inc., Intrawest Golf Management, Inc., and Intrawest/Winter Park Operations Corporation (collectively referred to as the Company) who have completed one year of service of at least 1,000 hours and have attained the age of 21 are eligible to participate in the Plan. Participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

### *(b) Plan Merger*

The board of directors of Intrawest Corporation merged the Sandestin Resort & Club, Inc. Retirement Savings and Investment Plan into the Plan. Participant accounts were transferred to the Plan on December 12, 2002.

### *(c) Contributions*

Each year, participants may contribute pretax annual compensation, as defined in the Plan, not to exceed $12,000 ($14,000 if age 50 or older) and $11,000 in 2003 and 2002, respectively. Participants may also contribute amounts representing rollovers from other qualified defined benefit or contribution plans. The deferral amount for certain employees exceeded that allowed by $3,813 during 2003. Plan assets in this amount were identified as excess salary deferrals and have been included in other liabilities at December 31, 2003. The average deferral percentage of certain highly compensated employees exceeded that of nonhighly compensated employees by more than the amount permitted by Section 401(k) of the Internal Revenue Code (IRC) for the Plan years ended December 31, 2003 and 2002. Plan assets in the amount of $9,227 and $7,244 were identified as excess salary deferrals for highly compensated employees and have been included in other liabilities at December 31, 2003 and 2002, respectively.

Subject to certain limitations, the Company will contribute at a rate determined by the sponsor of the Plan. The Plan also provides for discretionary Company contributions, which are allocated to participants' accounts based on the relative compensation of participants. Company matching contributions were equal to 50% of the first 6% of compensation deferred during 2003 and 2002. There were no discretionary Company contributions during 2003 and 2002.

### *(d) Participant Accounts*

Each participant's account is credited with the participant's contributions, Company matching and discretionary contributions, and earnings (losses) thereon.



(Continued)

## (1) Description of Plan

The following description of the Intrawest 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

### *(a) General*

The Plan is a defined contribution plan established by Stratton Corporation (Stratton) in June 1978. All employees of the Stratton Corporation, Intrawest U.S. Holdings Inc., Snowshoe Mountain, Inc., Copper Mountain, Inc., Intrawest California Holdings, Inc., Mountain Creek Resort, Inc., Intrawest Resort Ownership U.S. Corp., Intrawest Retail Group, Inc., Intrawest Sandestin Company, LLC, Intrawest Golf Holdings, Inc., Intrawest Resorts, Inc., Intrawest Hospitality Management Inc., Intrawest Golf Management, Inc., and Intrawest/Winter Park Operations Corporation (collectively referred to as the Company) who have completed one year of service of at least 1,000 hours and have attained the age of 21 are eligible to participate in the Plan. Participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

### *(b) Plan Merger*

The board of directors of Intrawest Corporation merged the Sandestin Resort & Club, Inc. Retirement Savings and Investment Plan into the Plan. Participant accounts were transferred to the Plan on December 12, 2002.

### *(c) Contributions*

Each year, participants may contribute pretax annual compensation, as defined in the Plan, not to exceed $12,000 ($14,000 if age 50 or older) and $11,000 in 2003 and 2002, respectively. Participants may also contribute amounts representing rollovers from other qualified defined benefit or contribution plans. The deferral amount for certain employees exceeded that allowed by $3,813 during 2003. Plan assets in this amount were identified as excess salary deferrals and have been included in other liabilities at December 31, 2003. The average deferral percentage of certain highly compensated employees exceeded that of nonhighly compensated employees by more than the amount permitted by Section 401(k) of the Internal Revenue Code (IRC) for the Plan years ended December 31, 2003 and 2002. Plan assets in the amount of $9,227 and $7,244 were identified as excess salary deferrals for highly compensated employees and have been included in other liabilities at December 31, 2003 and 2002, respectively.

Subject to certain limitations, the Company will contribute at a rate determined by the sponsor of the Plan. The Plan also provides for discretionary Company contributions, which are allocated to participants' accounts based on the relative compensation of participants. Company matching contributions were equal to 50% of the first 6% of compensation deferred during 2003 and 2002. There were no discretionary Company contributions during 2003 and 2002.

### *(d) Participant Accounts*

Each participant's account is credited with the participant's contributions, Company matching and discretionary contributions, and earnings (losses) thereon.

*(e)* ***Vesting***

Participants are immediately vested in their contributions plus earnings thereon. Employees participating in the plan prior to January 1, 1998 are 100% vested in Company contributions.

For participants joining the Plan subsequent to January 1, 1998, Company contributions vest based upon the following schedule:

| Years of service | Vesting percentage |
|---|---|
| 1 | 20% |
| 2 | 40 |
| 3 | 60 |
| 4 | 80 |
| 5 | 100 |

*(f)* ***Investment Options***

Upon enrollment in the Plan, a participant may direct employee and Company contributions into various investment options. Participants may change their investment options daily.

*(g)* ***Participant Loans Receivable***

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the loan fund. Loan terms range from one to five years. The loans are secured by the balance in the participant's account. Interest rates on participant loans range from 5% to 11%.

*(h)* ***Hardship Withdrawals***

Participants may receive hardship withdrawals for reasons of financial hardship. Participation in the Plan is suspended for six months following the receipt of a hardship withdrawal.

*(i)* ***Payment of Benefits***

Participants are entitled to receive benefit payments in the form of a lump sum payment, an annuity, or installments equal to 100% of their accrued benefit upon reaching the early retirement age of 55, the normal retirement age of 65, termination of employment, or upon death or disability. The accrued benefit includes the sum of the value of participant's contributions, allocations of earnings (losses), and the vested portion of Company contributions. Participants employed beyond age 59½ may withdraw their accrued benefit.

*(j)* ***Forfeited Accounts***

Forfeited accounts are used by the Company to either satisfy its future matching contribution requirements or to pay administrative expenses of the Plan. At December 31, 2003 and 2002, forfeited accounts totaled approximately $95,000 and $156,000, respectively. In 2003 and 2002, the



(Continued)

amount of forfeitures used to pay Plan expenses was approximately $54,000 and $27,000, respectively. The remaining forfeitures are available to offset future Company matching contributions.

## (2) Summary of Significant Accounting Policies

### *(a) Basis of Accounting*

The financial statements of the Plan are prepared using the accrual basis of accounting.

### *(b) Valuation of Investments*

Investments in mutual funds, collective trust funds, and common stocks are valued at fair value determined by quoted market price. Investments maintained in a pooled separate account are recorded at contract value, which approximates fair value. Loans to participants are recorded at the amount borrowed less repayments, which approximates fair value. Investment transactions are recorded on the trade date. Interest is recorded when earned. Dividends are recorded on the ex-dividend date.

### *(c) Administrative Expenses and Distributions*

Administrative expenses are either paid directly by the Plan or through the use of forfeited nonvested accounts. Distributions are recorded when paid.

### *(d) Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets during the reporting period. Actual results could differ from those estimates.

### *(e) Realized and Unrealized Gains and Losses*

Realized and unrealized gains and losses, as reported in the accompanying statements of changes in net assets available for Plan benefits, is the cumulative difference between the fair value and the related cost of the Plan's investments. Such income (loss) is allocated to participants' accounts based on relative participant account balances.

## (3) Plan Termination

Although the Company has not expressed any intention to terminate the Plan, it may do so at any time. Under the provisions of the Plan, if the Plan is terminated, the accounts of all participants would become vested and the Plan trustee would distribute the assets in the Plan to participants.

Additionally, the Plan sponsor may amend the Plan at any time without the consent of any participant or any beneficiary, provided that no amendment deprives any participant of the participant's vested accrued benefit.



(Continued)

## (4) Investments

During 2003 the Plan changed Trustees from New England Mutual Insurance Company to Fidelity Investments. The following investments represent 5% or more of the Plan's net assets at December 31, 2003 and 2002:

| | 2003 | 2002 |
|---|---|---|
| Fidelity Freedom 2030 | $ 7,980,793 | - |
| Fidelity Blue Chip | 4,366,034 | - |
| Fidelity Freedom 2040 | 4,077,076 | - |
| Fidelity Freedom 2020 | 3,373,285 | - |
| Fidelity Dividend Growth | 2,747,673 | - |
| TRP Small Cap Stock | 2,561,816 | - |
| Dodge & Cox Stock | 2,398,154 | - |
| Fidelity Mid-Cap Stock | 2,236,537 | - |
| Fidelity Retirement Money Market | 2,183,076 | - |
| Profile Series 1 | - | 2,715,119 |
| Profile Series 2 | - | 5,284,908 |
| Profile Series 3 | - | 1,435,264 |
| America Century Ultra | - | 2,241,259 |
| Maxim Money Market | - | 2,044,174 |
| Participant loans | - | 1,261,965 |

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

| | 2003 | 2002 |
|---|---|---|
| Mutual funds | $ 3,706,307 | — |
| Common/collective trusts | 5,185 | — |
| Contract pooled separate accounts | 2,435,701 | (3,624,780) |
| Intrawest Corporation common stock | 245,168 | (168,935) |
| | $ 6,392,361 | (3,793,715) |

## (5) Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated October 2, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

## (6) Nonexempt Transactions

During 2003 and 2002, the Plan did not deposit certain employee contributions on a timely basis as required by ERISA. Such untimely deposits are deemed to be a loan with a party in interest and are prohibited under Section 406(a) of ERISA. Employee contributions deposited untimely amounted to approximately $449,848 and $1,606,489 in 2003 and 2002, respectively, and resulted in lost earnings of approximately $23,507 and $69,794, respectively, as calculated by the Plan administrator. The Company has made additional contributions to credit these lost earnings to employee accounts.

## (7) Risks and Uncertainties

The Plan provides for various investments. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Schedule 1

## INTRAWEST 401(k) RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

| Identify of party involved/ description of asset | | Current value |
|---|---|---|
| Intrawest Stock Fund* | $ | 855,921 |
| Collective investments: | | |
| Non-interest bearing cash | | 2,653 |
| Interest bearing cash | | 40,732 |
| Fidelity Retirement Money Market* | | 2,183,076 |
| Mutual funds: | | |
| Fidelity Freedom 2030* | | 7,980,793 |
| Fidelity Blue Chip* | | 4,366,034 |
| Fidelity Freedom 2040* | | 4,077,076 |
| Fidelity Freedom 2020* | | 3,373,285 |
| Fidelity Dividend Growth* | | 2,747,673 |
| TRP Small Cap Stock | | 2,561,816 |
| Dodge & Cox Stock | | 2,398,154 |
| Fidelity Mid-Cap Stock* | | 2,236,537 |
| Fidelity Inter Bond* | | 1,753,834 |
| Fidelity Divers Int'l* | | 1,565,306 |
| Fidelity Freedom 2010* | | 1,525,507 |
| TRP Mid Cap Value | | 673,797 |
| Fidelity Freedom 2000* | | 646,915 |
| Fidelity Freedom Income* | | 17,601 |
| Participant Loans, interest at 5% to 11% | | 1,185,776 |
| Total | $ | 40,192,486 |

* Represents a party-in-interest

Note: Information on cost of the investments is excluded as all investments are participant directed.

See accompanying independent registered public accounting firm report.

## INTRAWEST 401(k) RETIREMENT PLAN

Schedule H, Line 4a- Schedule of Delinquent Participant Contributions

Year ended December 31, 2003

| (a) Identity of party involved | (b) Relationship to plan, employer or other party-in-interest | (c) Description of transaction, including rate of interest | (d) Amount on line 4(a) | (e) Lost Interest |
|---|---|---|---|---|
| Intrawest U.S. Holdings Inc. | Plan sponsor | 2003 employee deferrals and loan repayments not deposited to Plan in a timely manner. Interest rate of 0.082% to 27.84% | $449,848 | $23,507 |

It was noted that there were unintentional delays by the Company in submitting 2003 employee deferrals and loan repayments to the trustee. Lost earnings and contributions are expected to be contributed to the Plan in July 2004.

See accompanying independent registered public accounting firm report.

**Exhibit 23.2**

## Consent of Independent Registered Public Accounting Firm

Board of Directors
Intrawest Corporation:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Intrawest Corporation of our report dated July 8, 2004, relating to the statements of net assets available for plan benefits of the Intrawest 401(k) Retirement Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended and related schedules as of and for the year ended December 31, 2003, which report appears in the December 31, 2003 Annual Report on Form 11-K of the Intrawest 401(k) Retirement Plan.

KPMG LLP

**KPMG LLP**

Denver, Colorado
July 12, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Intrawest 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 12, 2004

Intrawest 401(k) Retirement Plan
(Name of Plan)

By: ____________________

/s/Ross Meacher
Corporate Secretary and
Chief Privacy Officer